Mail Stop 4561
								March 23, 2007



Mr. Gary Pendleton
President
Ohio State Bancshares, Inc.
111 South Main Street
Marion, Ohio 43302

Re:		Ohio State Bancshares, Inc.
      Schedule 13E-3
      Filed February 21, 2007
      File No. 005-55033
      Schedule 14A
      Filed February 21, 2007
      File No. 000-28648


Dear Mr. Pendleton:

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Preliminary Proxy Statement

Summary Term Sheet
1. Please provide the page numbers of the full discussions to which the term sheet summaries refer.

2. Please summarize the information required by Item 1007 of Regulation M-A on financing the going private transaction.

Information about the Stock Splits, page 2

3. Please revise this section as follows:
* disclose, in the first bullet point, when you intend to implement the stock split (i.e. when you intend to submit the Certificates of amendment to the Ohio Secretary of State);
* disclose, in the first bullet point, that holders who own less than
150 shares but hold them through their broker in street name will not receive cash for their stock and will remain shareholders; and
* disclose, in the fifth bullet point, that shareholders who own less than 150 shares and who do not want to be cashed out may transfer their shares to a broker who can hold their shares in "street name" assuming the broker is the record holder of 150 or more shares.

Purpose of and Reasons for the Stock Splits, page 3

4. Please revise this section as follows:
* Revise the statement in the fifth bullet point, that "the Stock Splits constitute the most expeditious, efficient, cost-effective and fair method..." to clarify that this is management`s belief.
* distinguish between the purpose of and reasons for the reverse stock split and the purpose of and reasons for the forward stock split here as well as in your disclosure beginning on page 24; and
* provide a cross reference to your disclosure beginning on page
21
regarding the alternatives considered and the reasons for their rejection.

Fairness of the Stock Splits, page 4

5. Please revise this section as follows:
* address the limited ability of shareholders to buy and sell shares given your statement in your most recent annual report on Form 10-KSB that your common stock "trades infrequently and is not traded on any established securities market;"
* address the fact that you are not offering cash to all shareholders; and
* discuss that this method does not provided shareholders with dissenters` rights under Ohio law whereas other methods of going private such as a merger would provide such rights.




Advantages of the Stock Splits, page 5

6. Please revise your discussion of reduced administrative
expenses,
in the fifth bullet point, to comply with Instruction 2 to Item
1013
which requires that benefits and detriments "must be quantified to the extent practicable."

7. Please disclose how the stock splits will change the percentage owned by Messrs. Graham and Matthews separately.

Disadvantages of the Stock Splits, page 6

8. Please revise the first bullet point of this section as follows:
* clarify and expand your statement that information that you currently make available to the general public and investors "will not be as readily available after deregistration" to explain how the available information will differ and how investors may access it;
* disclose the "other sources of information" to which you refer;
* disclose what information you intend to provide on request and disclose any conditions to providing the information such as whether you will limit disclosure to current investors;
* disclose what type of information you will post on your website and when you will disclose it;
* disclose the major differences between the quarterly reports required under SEC rules and the quarterly reports filed with the FDIC; and
* disclose whether the semiannual finance reports that you file with the Fed will be disclosed to the public.

Please reconcile this disclosure with your statements on page 29 including the following:
* the "lack of publicly available financial and other information;"
* the "diminished opportunity for the Corporation`s stockholders to monitor the Corporation`s management;" and
* "we may or may not provide investors with the requested information."

9. Please address the following:
* the involuntary nature of the stock splits on the minority of investors;
* the inability of the Cashed Out Holders alone to prevent the stock splits;
* the limited ability of shareholders holding less than 150 shares each to buy additional shares to avoid losing their interest;
* you are not offering cash to all shareholders; and
* the lack of dissenters or appraisal rights for reverse stock splits that might have been available if the transaction had been structured differently.


Special Factors

Alternatives to the Stock Splits, page 21

10. Please discuss the extent to which the Board did or did not consider the availability or unavailability of dissenters rights in each of the alternatives.

Fairness of the Stock Splits, page 22

11. Please discuss in detail the basis upon which the Board determined that the reverse stock split was procedurally fair to unaffiliated shareholders both those who are being cashed out and those who are not
12. Please expand your discussion as to how the Board determined that the $95 per share consideration was substantively fair to the unaffiliated shareholders. Your discussion should address the Board`s determination as to substantive fairness particularly in light of the reduced premium over the most recent purchases at $93 per share. In this regard, we refer you to disclosure on page 25 of the Board`s belief that a 4.1% premium was justified.

Current and Historical Market Prices, page 25

13. Please provide more recent stock prices than September 30,
2006
or advise.

Minimum Effect, page 27

No Material Change in Ownership Percentage of Executive Officers and
Directors, page 27

14. Please revise these sections to address the increased ownership of Mr. Matthews and the other 5% holders. State the percentage increased ownership of each and the percentage of shares to be owned by each after the going private transaction.

Disadvantages of the Stock Splits, page 29

15. Please revise this section to discuss in detail the effect on your shareholders of losing the benefits of the federal securities laws including the following:
* revise your description of the reduction of publicly available information , on page 29, to provide a detailed list of the significant types of information that your will no longer be required to disclose;
* address differences in the timing of disclosure, including the loss of the requirement for current reports;

* provide more detail regarding the liability provisions of the Exchange Act and the Sarbanes Oxley Act to which you refer on the bottom of page 29 which shareholders will no longer be protected by;
* discuss the substantive requirements that the federal securities laws impose on public companies including those relating to annual meetings, mergers and acquisitions; and
* describe the various substantive requirements that the federal securities laws impose on directors and executive officers, such as restrictions on short swing trading and reporting obligations.

16. Please describe, on page 29, the significant differences between the periodic, quarterly and annual reports required under the federal securities laws and the reports that you file with the FDIC which are available to any person.

17. Please further describe, on page 29, the rights of shareholders under Ohio law to "obtain certain information" from you.

Background of the Stock Splits, page 31
18. Although we understand that you filed the Austin opinion as an exhibit to your Schedule 13E-3, we remind you that each and every report, opinion, consultation, proposal, or presentation, whether written or oral, preliminary or final, received by the company or any affiliates from any third party and materially related to this offer constitutes a separate Item 1015 report that must be described in detail in the document and, if written, filed as an exhibit to
Schedule 13E-3. This requirement includes final and preliminary reports. For example, confirm on a supplemental basis that you have described in detail all oral presentations made to the board by Austin concerning the valuation methodologies that it used in preparing its opinion. In addition, you should file as exhibits to the Schedule 13E-3 any materials used to present information to the board such as board books, slides, etc.

Opinion of Austin Associates, LLC, page 44
19. We note your disclosure on page 45 that Austin reviewed certain
"reports prepared internally by management" as well as "the 2007 Preliminary Budget." Please note that any non-public information, including projections, used by Austin in formulating its data should be summarized in the filing. If such information was used, please indicate whether the Board reviewed, for accuracy and completeness, this information and whether and how the Board determined that the financial advisor`s reliance upon those materials was reasonable. Please also confirm that you have disclosed all projections and underlying assumptions of the company that were supplied to Austin and used to formulate its opinion, including the specific assumptions outlined in Austin`s fairness opinion.

20. Please describe in greater detail the factors listed in the last full paragraph on page 45, quantifying such factors to the extent practicable.

Discounted Cash Flow Value, page 46
21. Please tell us the basis for the selection of the discount and growth rates used in the DCF analysis and briefly explain why
Austin
believes that these rates are the most appropriate indicators of value.

Guideline Transactions, page 47
22. Please describe the selection criteria for the peer group companies/ transactions and tell us whether any companies/ transactions meeting the criteria were not included in Austin`s analyses.
23. Please disclose and describe in greater detail the minority share
discount and how it was calculated.
24. Tell us whether Austin calculated the mean financial and stock performance results for the peer groups, and if so, disclose this information.
25. We refer you to your disclosure in the last paragraph on page
47.
Please expand to describe in greater detail the listed factors
Austin
considered and how Austin selected the chosen Price/ Tg Book and
P/E
multiples as the most appropriate indicators of value.
26.  We refer you to your disclosure in the third paragraph on page
48.  Please describe in greater detail how Austin selected 35% as the
most appropriate control premium.
Financial Information, page 58
27. We note the Summary Financial other information provided from
pages 58-64.   Notwithstanding the inclusion of this disclosure,
this
section needs to be revised to fully comply with Item 1010(c). Because Ohio State chose to incorporate by reference the financial information required by Item 1010(a) and 1010(b), as the response to
Item 13 of Schedule 13E-3 indicates, the disclosure materials must include all of the summarized financial information required by Item
1010(c) of Regulation M-A.  See Instruction 1 to Item 13 of
Schedule
13E-3. While some of this disclosure has been provided, it does not appear that Ohio State has fully complied with Item 1010(c)(1)-
(3).



Available Information, page 65
28. Please revise the address of the public reference facilities of the SEC to 100 F Street NE, Washington D.C., 20549.


      * * * * * * * * * * * * *

      As appropriate, please amend your proxy statement and Schedule
13E-3 in response to these comments. You may wish to provide us with marked copies of the amendment(s) to expedite our review. Please furnish a cover letter with your amendment(s) that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment(s) and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company and each filing person acknowledging that:

* the company or filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company or filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.


      You may contact either Jonathan E. Gottlieb at (202) 551-
3416
or me at (202) 551-3448 if you have any questions



								Sincerely,



								Jessica Livingston
								Attorney - Advisor





cc:	David J. Mack, Esquire
	Shumaker, Loop & Kendrick LLP
	North Courthouse Square
      1000 Jackson Street
	Toledo Ohio 43604-5573





Mr. Gary Pendleton
Ohio State Bancshares, Inc.
March 23, 2007
Page 8